SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 1-368-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ChevronTexaco Employee Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 23, 2005

Walker C Taylor

Chevron Corporation, Plan Administrator
By: Walker C. Taylor, Asst. Secretary
Chevron Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated June 1, 2005.
2	Financial Statements of the ChevronTexaco Employee Savings Investment Plan for the fiscal year ended December 31, 2004, prepared in accordance with the financial reporting requirements of ERISA.

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated June 1, 2005 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

June 1, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

EIN: 94-0890210
PN: 001

CHEVRONTEXACO
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004 AND 2003

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2 - 3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	4 - 5
Notes to Financial Statements	6 - 13
Supplementary Schedules:	
Schedule H - Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes as of December 31, 2004	14
Schedule H - Part IV, Line 4(j) - Schedule of Reportable Transactions for the Year Ended December 31, 2004	15

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
ChevronTexaco Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the **ChevronTexaco Employee Savings Investment Plan** (the Plan), as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes as of December 31, 2004 and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

June 1, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004
(thousands of dollars)

	Participant	Non-Participant Directed		
	Directed	Allocated	Unallocated	Total
Assets				
Investments - at fair value:				
ChevronTexaco Corporation common stock				
Allocated to participants	$ -	$ 5,307,613	$ -	$ 5,307,613
Unallocated	-	-	521,967	521,967
Fund investments	3,975,738	-	-	3,975,738
Loans to participants	105,785	-	-	105,785
Cash equivalents	-	-	45,715	45,715
Total investments	4,081,523	5,307,613	567,682	9,956,818
Receivables:				
Due from broker	8	-	-	8
Total receivables	8	-	-	8
Total assets	4,081,531	5,307,613	567,682	9,956,826
Liabilities				
Due to broker	228	-	-	228
Interest payable	-	-	13,188	13,188
ESOP notes payable	-	-	360,000	360,000
Total liabilities	228	-	373,188	373,416
Net assets available for benefits	$ 4,081,303	$ 5,307,613	$ 194,494	$ 9,583,410

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003
(thousands of dollars)

	Participant Directed	Non-Participant Directed Allocated	Non-Participant Directed Unallocated	Total
Assets				
Investments - at fair value:				
ChevronTexaco Corporation common stock				
Allocated to participants	$ -	$ 4,838,231	$ -	$ 4,838,231
Unallocated	-	-	588,782	588,782
Fund investments	3,225,615	-	-	3,225,615
Loans to participants	115,052	-	-	115,052
Cash equivalents	214	-	42,527	42,741
Total investments	3,340,881	4,838,231	631,309	8,810,421
Receivables:				
Employer contribution	-	970	-	970
Due from broker	258	-	-	258
Total receivables	258	970	-	1,228
Total assets	3,341,139	4,839,201	631,309	8,811,649
Liabilities				
Due to broker	270	-	-	270
Interest payable	-	-	14,066	14,066
ESOP notes payable	-	-	385,141	385,141
Other	1,197	769	-	1,966
Total liabilities	1,467	769	399,207	401,443
Net assets available for benefits	$ 3,339,672	$ 4,838,432	$ 232,102	$ 8,410,206

The accompanying notes are an integral part of these financial statements.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
(thousands of dollars)

	Participant	Non-Participant Directed		
	Directed	Allocated	Unallocated	Total
Additions				
Contributions:				
Employer contributions	$ -	$ 138,192	$ -	$ 138,192
Participant contributions	126,913	48,189	-	175,102
Participant rollovers	50,485	8,291	-	58,776
Total contributions	177,398	194,672	-	372,070
Investment income:				
Interest	14	-	266	280
Dividends	-	159,932	17,953	177,885
Net appreciation in fair value of investments	382,222	976,964	108,716	1,467,902
Interest on participant loans	5,574	-	-	5,574
Total investment income	387,810	1,136,896	126,935	1,651,641
Total additions	565,208	1,331,568	126,935	2,023,711
Deductions				
Interest expense	-	-	26,377	26,377
Distribution to participants	349,875	335,720	-	685,595
Administrative fees	343	26	-	369
Total deductions	350,218	335,746	26,377	712,341
Interfund transfers	526,641	(526,641)	-	-
Intra-plan transfers	-	-	(138,166)	(138,166)
Net increase (decrease)	741,631	469,181	(37,608)	1,173,204
Net assets available for benefits:				
Beginning of year	3,339,672	4,838,432	232,102	8,410,206
End of year	$ 4,081,303	$ 5,307,613	$ 194,494	$ 9,583,410

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
(thousands of dollars)

	Participant	Non-Participant Directed		
	Directed	Allocated	Unallocated	Total
Additions				
Contributions:				
Employer contributions	$ 33	$ 138,409	$ 25,575	$ 164,017
Participant contributions	117,383	48,229	-	165,612
Participant rollovers	64,032	8,932	-	72,964
Total contributions	181,448	195,570	25,575	402,593
Investment income:				
Interest	4	-	144	148
Dividends	-	166,077	21,102	187,179
Net appreciation in fair value of investments	503,446	1,139,085	141,248	1,783,779
Interest on participant loans	6,945	-	-	6,945
Total investment income	510,395	1,305,162	162,494	1,978,051
Total additions	691,843	1,500,732	188,069	2,380,644
Deductions				
Interest expense	-	-	28,132	28,132
Distribution to participants	256,568	210,373	-	466,941
Administrative fees	337	27	-	364
Total deductions	256,905	210,400	28,132	495,437
Interfund transfers	355,822	(355,822)	-	-
Intra-plan transfers	-	-	(23,533)	(23,533)
Net increase	790,760	934,510	136,404	1,861,674
Net assets available for benefits:				
Beginning of year	2,548,912	3,903,922	95,698	6,548,532
End of year	$ 3,339,672	$ 4,838,432	$ 232,102	$ 8,410,206

The accompanying notes are an integral part of these financial statements.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description of the ChevronTexaco Employee Savings Investment Plan (ESIP or the Plan) for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. ChevronTexaco Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint 1 or more trustees to hold the assets of the Plan and to appoint a record keeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of ChevronTexaco Corporation or a participating company (Company) or who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to participate in the Plan if they are on the U.S. payroll.

Contributions. Each year, participants may contribute up to 50 percent of regular pay as combined basic (2 percent) and supplemental (48 percent) contributions. For "highly compensated employees", they are limited to 25 percent of their regular pay. The maximum amount a participant can contribute on a before-tax basis is the annual IRS limit of $13,000 for participants under age 50 and $16,000 for participants age 50 and up in 2004 and $12,000 for participants under age 50 and $14,000 for participants age 50 and up in 2003. The Plan has a fixed match feature. The Corporation will match 8 percent of pay on the first 2 percent of the participant's base pay that they contribute to the Plan. The Corporation's contributions are made in ChevronTexaco Stock. Contributions are allocated to the participant accounts as soon as practicable (but no later than 15 days) after payrolls are processed and are invested in the investment funds.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Funds for the participant's benefit are held in a number of Plan accounts. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax and after-tax basis. Company contributions are comprised of Saving Plus pre-2002 accounts and Company matching contributions. The Company matching contribution will be made in ChevronTexaco Stock to their ChevronTexaco Leveraged ESOP or ChevronTexaco Stock accounts. Thereafter, in accordance with such procedures as the Corporation shall prescribe, a participant may elect to transfer a portion of the ChevronTexaco Stock from the Company matching contribution to other investment funds as the Corporation may authorize. Such an investment election may be made only in accordance with the election procedures prescribed by the Corporation. Participants have the option to receive dividends on shares in their ChevronTexaco Stock account as a taxable distribution or to be automatically reinvested into their account. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

Trustees. Vanguard Fiduciary Trust Company (Vanguard) is the trustee of the Plan. Vanguard has custody of all Plan assets. Vanguard is also the Plan's record keeper. The trustee has the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement.

Leveraged ESOP. In December 1989, the ESOP borrowed a total of $1 billion from several banks and used the proceeds of the loans to purchase 14.1 million shares of the Corporation's Common Stock from the Corporation. In October 1991, these loans were completely refinanced by the ESOP's issuance to the public of registered debt securities. In July 1999, the outstanding ESOP debt was completely refinanced extending the ESOP term through the year 2016. Subsequently, accelerated principal payments were made, reducing the loan payment period to end by the year 2014. The ESOP indebtedness is guaranteed by the Corporation and will be repaid using dividends paid on the shares acquired by the ESOP and contributions by the participating companies. To enforce the ESOP's obligation to pay holders of the registered debt securities, the holders have no recourse against the assets of the ESOP except that, to the extent permitted by the Code and ERISA, the holders will have rights to any cash contributions made by the participating companies to satisfy the ESOP's obligations under the registered debt securities and to any earnings attributable to the investment of such contributions. In light of the limited recourse that holders of the registered debt securities have against the ESOP, purchasers of the registered debt securities are cautioned to rely solely upon the creditworthiness of the Corporation and its obligations under its guarantee of the ESOP's indebtedness. The principal amount outstanding at December 31, 2004 and 2003 was $360,000,000 and $385,141,000, respectively. The rate on the loans at December 31, 2004 was fixed at 7.327%. The rates on the loans at December 31, 2003 were fixed at 7.327% on $360,000,000 and 6.980% on $25,141,000.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - Description of the Plan (Continued)

Leveraged ESOP. (Continued)

The scheduled amortization of the loan for the next 5 years and thereafter is as follows:

2005	$ 18,461,538
2006	18,461,538
2007	27,692,308
2008	27,692,308
2009	27,692,308
Thereafter	240,000,000
	$ 360,000,000

Unallocated ESOP shares are held in a suspense account and secure the Corporation's guarantee of the ESOP indebtedness. As payments of principal and interest are made on the ESOP debt, shares are released from the suspense account. These released shares will be valued at the then current market price for allocation to participants who elect to contribute 2 percent of their regular earnings to the Plan.

Participant Loans. The loan feature allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total vested account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a home loan is 25 years. Loans bear a fixed rate of interest equal to 2 percent plus the average one-year jumbo certificate of deposit rate, as published in *The Wall Street Journal* on the last Wednesday of the preceding month. Interest rates charged during 2004 and 2003 ranged from 4.12% to 12.00% and 4.12% to 12.45%, respectively. Loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants' accounts.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - Description of the Plan (Continued)

Plan Termination. The Corporation expects to continue the ESIP indefinitely, but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund. The trustee will sell the shares of the Corporation's Common Stock then held in the ESOP suspense account and apply the proceeds (together with any other assets in the suspense account) either to repay the ESOP indebtedness or to satisfy its obligation to indemnify the Corporation as guarantor of the indebtedness for any payments that must be made under the guarantee of the indebtedness. Any shares or proceeds remaining after the satisfaction of the obligations described in the preceding sentence will be allocated to the participants' accounts and the value of such allocation will be offset against any future obligations of the Corporation to make Company contributions to the ESIP.

Plan Expenses. Trustee and record keeping fees are netted from the net asset values. Administrative expenses relating to the Plan, including audit fees, are paid by the Plan. Certain ChevronTexaco employee and administrative costs are being reimbursed to the Corporation by the Plan.

NOTE 2 - Summary of Significant Accounting Policies

The financial statements of the ESIP are presented on the accrual basis of accounting. The following are the significant accounting policies followed by the Plan:

Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation or depreciation.

Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in the Vanguard Brokerage Option are determined by Vanguard Brokerage Service daily. ESOP shares released from the suspense account are allocated based on the then-current market value.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Realized gains and losses on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains and losses. Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Investments

At December 31, 2004, the following broad range of investment options were available to participants:

Tier 1: Core Funds

Fund Name	Fund Type
ChevronTexaco Leveraged ESOP	Company Stock
ChevronTexaco Stock	Company Stock
Vanguard Prime Money Market Fund	Money Market
Vanguard Total Bond Market Index Fund	Fixed Income
Vanguard Balanced Index Fund	Balanced
Vanguard 500 Index Fund	Large-Cap Stock
Vanguard Total Stock Market Index Fund	Growth and Income Stock
Vanguard Extended Market Index Fund	Small-Cap Growth Stock
Vanguard Developed Markets Index Fund	International Stock

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 3 - Investments (Continued)

Tier 2: Supplemental Funds

Fund Name	Fund Type
Dodge & Cox Income Fund	Fixed Income
Vanguard GNMA Fund	Fixed Income
Vanguard Windsor II Fund	Large-Cap Value Stock
Fidelity Dividend Growth Fund	Large-Cap Blend Stock
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Artisan Mid Cap Fund*	Mid-Cap Growth Stock
Artisan Small Cap Value Fund	Small-Cap Value Stock
Neuberger Berman Genesis Fund	Mid-Cap Blend Stock
Managers Special Equity Fund	Small-Cap Growth Stock
American Funds EuroPacific Growth Fund	International Stock
Oakmark Select Fund *	Mid-Cap Value Stock
T. Rowe Price Small-Cap Stock Fund *	Small-Cap Blend Stock
Columbia Acorn International *	International Stock

* These four funds remain as Plan investments, but as of January 1, 2004, no longer accept future contributions.

As of July 2004, the Columbia Acorn International Fund was no longer offered as a Tier 2, supplemental fund.

As of December 31, 2003, the following investment options were no longer offered as Tier 2, supplemental funds:

Fund Name	Fund Type
American Century Equity Income Fund	Mid-Cap Value Stock
American Century International Growth Fund	International Stock
American Century Target Maturities Trust	Fixed Income
Artisan International Fund	International Stock
Berger Small Cap Value Fund	Small-Cap Value Stock
Davis New York Venture Fund	Large-Cap Value Stock
Gabelli Asset Fund	Mid-Cap Blend Stock
INVESCO Dynamics Fund	Mid-Cap Growth Stock

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 3 - Investments (Continued)

Fund Name	Fund Type
Janus Worldwide Fund	Global Stock
Liberty Acorn International Fund	International Stock
RS Diversified Growth Fund	Small-Cap Growth Stock
T. Rowe Price Value Fund	Mid-Cap Value Stock
Third Avenue Value Fund	Small-Cap Value Stock
Vanguard Capital Opportunity Fund	Mid-Cap Growth Stock
Vanguard Growth Index Fund	Large-Cap Growth Stock
Vanguard Mid-Cap Index Fund	Mid-Cap Blend Stock
Vanguard Small-Cap Growth Index Fund	Small-Cap Growth Stock
Vanguard Small-Cap Value Index Fund	Small-Cap Value Stock
Vanguard Small-Cap Index Fund	Small-Cap Blend Stock
Vanguard Total International Stock Index Fund	International Stock
Vanguard Value Index Fund	Large-Cap Value Stock
White Oak Growth Stock Fund	Large-Cap Growth Stock

Tier 3: Vanguard Brokerage Option (VBO)

Through the Vanguard Brokerage Services, a participant may choose from approximately 2,600 mutual funds from Vanguard and other companies that are not included in the core or supplemental investment funds. There is a $50 annual fee charged to participants who use this option which is paid directly to Vanguard. Within each fund offered in the VBO additional fees are charged, either accrued within a fund's pooled price or charged directly on deposits or withdrawals depending upon the mutual fund.

Investments representing 5% or more of the Plan's net assets available for benefits:

	December 31, 2004		December 31,2003	
	Participant Directed	Non-Participant Directed	Participant Directed	Non-Participant Directed
	(thousands of dollars)		(thousands of dollars)	
ChevronTexaco Corporation Common Stock	$ -	$5,829,580	$ -	$5,427,013
Vanguard 500 Index Fund	925,619	-	831,812	-
Vanguard Prime Money Market Fund	528,643	45,715	460,589	42,527
Vanguard PRIMECAP Fund	486,576	-	-	-

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 4 - Intra-Plan Transfers

During a Plan year, as payments of principal and interest are made on the ESOP loans, shares are released from the ESOP suspense account and are transferred to the Leveraged ESOP account and are available for benefits. These transfers represent a portion of the employer contribution and reimbursement for the cash dividends paid by the Corporation to those members holding ESOP shares that were used to service the ESOP debt.

NOTE 5 - Income Taxes

On September 18, 2003, the Internal Revenue Service (IRS) issued its determination that the Plan continues to be exempt from Federal income tax. The Plan has been amended since receiving the determination letter. The Corporation intends to request a determination letter for the Plan, as amended, by year end 2005. In the opinion of the Corporation, the Plan, as amended, continues to be qualified as to form. Accordingly, no provision for federal or state income taxes has been made.

The Corporation has reviewed the Plan's administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Subsequent Event

Effective May 9, 2005, the Plan Sponsor changed its name from ChevronTexaco Corporation to Chevron Corporation.

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004
(thousands of dollars)

(a)	(b) Identity of issue	(c) Description of investment	Shares/Units	(d) Cost	(e) Current value
*	ChevronTexaco Corporation	Common Stock	111,018,453	$ 2,752,238	$ 5,829,580
*	Vanguard 500 Index Fund	Register Investment Company	8,291,109	823,836	925,619
*	Vanguard Prime Money Market Fund	Register Investment Company	574,358,076	574,358	574,358
*	Vanguard Total Bond Market Index Fund	Register Investment Company	39,574,804	401,731	406,433
*	Vanguard PRIMECAP Fund	Register Investment Company	7,810,210	384,288	486,576
*	Vanguard Windsor II Fund	Register Investment Company	14,171,789	358,376	435,499
*	Vanguard Balanced Index Fund	Register Investment Company	10,259,772	180,157	199,553
*	Vanguard Extended Market Index Fund	Register Investment Company	6,115,651	154,829	191,787
*	Vanguard Developed Markets Index Fund	Register Investment Company	16,537,204	123,087	152,142
*	Vanguard Total Stock Market Index Fund	Register Investment Company	4,156,483	103,163	119,582
*	Vanguard GNMA Fund	Register Investment Company	5,588,059	58,739	58,339
	Oakmark Select Fund	Register Investment Company	813,732	22,296	27,138
	Managers Special Equity Fund	Register Investment Company	400,060	31,741	36,169
	Neuberger Berman Genesis Fund	Register Investment Company	1,975,942	74,824	84,313
	Artisan Small Cap Value Fund	Register Investment Company	4,398,384	73,835	77,456
	American Funds EuroPacific Growth Fund	Register Investment Company	1,359,419	42,861	48,423
	Artisan Mid Cap Fund	Register Investment Company	318,286	7,321	9,409
	Fidelity Dividend Growth Fund	Register Investment Company	757,830	20,355	21,591
	T. Rowe Price Small-Cap Stock Fund	Register Investment Company	60,380	1,536	1,913
	Dodge and Cox Income Fund	Register Investment Company	3,738,836	48,251	48,007
*	Vanguard Brokerage Option	Register Investment Company	-	106,593	117,146
*	Participant Loans	Range of interest (4.12% - 12.00%)	-	-	105,785
	Total investments				$ 9,956,818

* Party-in-interest.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
SCHEDULE H - PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	$ 410,633	$ -	N/A	$ -	$ 410,663	$ 410,663	$ -
ChevronTexaco Corporation	Common Stock	-	1,093,725	N/A	-	602,976	1,093,725	490,749